

Mail Stop 4561

May 16, 2017

Lawrence Adams
Chief Executive Officer
Image Protect, Inc.
1401 N El Camino Real, Suite 203
San Clemente, CA 92672

> **Re: Image Protect, Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 2**
> **Filed April, 26, 2017**
> **File No. 024-10553**

Dear Mr. Adams:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please revise to comply with Rule 253(b)(2) of Regulation A and confirm that you will file an offering circular after qualification that includes the offering price in accordance with Rule 253(g).

Summary

The Offering, page 4

2.   We acknowledge your response to prior comment 1 and reissue the comment. We note that you disclose that you are offering 66,666,666 shares. On the cover page, however, you indicate the maximum offering amount is 60,000,000 shares. Further, Item 4 in Part I states that you are offering 66,000,000 shares. Please reconcile.

Dilution, page 14

3.   We note that your dilution table does not appear to accurately reflect the total number of shares that will be outstanding after the offering at various levels of subscription. The total number of shares presented in the table appears to be based on an offering of 40,000,000 shares. Please reconcile or advise.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or Gabriel Eckstein, Attorney-Advisor, at (202) 551-3286 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: William Eilers, Esq.
         Eilers Law Group, P.A.